UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

1st Floor, 3 Orchard Place

London, SW1H 0BF United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

On November 26, 2024, the board of directors of Arqit Quantum Inc. appointed Nicola Barbiero as a Class I independent director. Mr. Barbiero has nearly two decades of experience in investment management and financial operations. From 2013 to 2020, he held the positions of CFO and CIO at Solidarietà Veneto, one of Italy’s largest pension schemes, and in 2020 he joined the Heritage Group as Investment Director. Mr. Barbiero holds a Master’s degree in Economics and Finance from Ca’ Foscari University of Venice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ Andy Leaver
Name:	Andy Leaver
Title:	Chief Executive Officer

Date: December 3, 2024

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